FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel +27 11 562 9844
Mobile +27 82 312 8692
email Remmy.Kawala@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS LIMITED CEASES TO BE AN INSIDER OF GOLDQUEST MINING CORPORATION

Johannesburg, 29 August 2012. On August 27, 2012, Gold Fields Dominican Republic BVI Limited ("**GF Dominican Republic**") and Gold Fields Exploration B.V. ("**GF Exploration**"), indirectly wholly-owned subsidiaries of Gold Fields Limited ("**Gold Fields**"), disposed of 8,600,000 and 5,362,500 common shares, respectively, in the capital of GoldQuest Mining Corporation ("**GoldQuest**") (the "**Common Shares**") pursuant to a private placement (the "**Private Placement**"). The Common Shares represent all of Gold Fields' beneficial security holding in GoldQuest. As a result of the Private Placement, each of Gold Fields and its subsidiaries, GF Dominican Republic and GF Exploration, have ceased to be insiders of GoldQuest.

A copy of the early warning report in respect of this transaction has been filed with the applicable securities commissions and can be found at www.sedar.com.

The disposal falls below the JSE transaction thresholds and is for information purposes only.

For further information or to obtain a copy of the early warning report filed in connection with this matter, please contact:

Gold Fields Limited
Willie Jacobsz
Senior Vice President
Head of Investor Relations and Corporate Affairs
USA Cell: +1 857 241 7127
RSA office: +27 11 562 9775
Fax: +27 11 86 627 1471
Email: willie.jacobsz@goldfields.co.za

Sven Lunsche
Vice President: Corporate Affairs
Tel: +27-11-562 9763
Fax: +27-11-562 9838
Cell: +27 83 260 9279
Email: sven.lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in

Directors: M A Ramphele (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, C A Carolus, R Dañino*, A R Hill≠, D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea†, G M Wilson
†British, ≠Canadian, #Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 August 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs